[redacted]

SE 04018124 COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAMILY INCOME PLANNING, INC.

OFFICIAL USE ONLY
1783
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 N.W. BROAD STREET
(No. and Street)

SOUTHERN PINES (City) NORTH CAROLINA (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCKNIGHT, WOOD & GUY, P.A.
(Name – *if individual, state last, first, middle name*)

211 EAST SIX FORKS RD., SUITE 112, RALEIGH, NORTH CAROLINA 72609-7743
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY INCOME PLANNING, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Gwendolyn S. French
Notary Public

GWENDOLYN S. FRENCH NOTARY PUBLIC MOORE COUNTY, NC

My Commission Expires 4-3-2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: FAMILY INCOME PLANNING, INC. [0013]

SEC File Number: 8- 621 [0014]

Address of Principal Place of Business: 540 N.W. BROAD STREET [0020]

SOUTHERN PINES [0021] NC [0022] 28387 [0023]

Firm ID: 1783 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JACQUELINE M. WESTBROOK [0030] Phone: 910-692-8271 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	38,033 [0200]		38,033 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	682 [0295]		
B. **Other**	[0300]	[0550]	682 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	4,725 [0424]		
E. **Spot commodities**	[0430]		4,725 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	43,440 [0540]	0 [0740]	43,440 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,618 [1205]	[1385]	2,618 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

D.	**Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E.	**Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	2,618 [1230]	0 [1450]	2,618 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	200 [1792]
	C. Additional paid-in capital	47,972 [1793]
	D. Retained earnings	-7,350 [1794]
	E. Total	40,822 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	40,822 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	43,440 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2003 [3932]	12/31/2003 [3933]	3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	27,962 [3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	27,962 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	86,864 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	744 [3995]
9.	Total revenue	115,570 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		14,365 [4120]
11.	Other employee compensation and benefits		44,660 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		3,669 [4195]
15.	Other expenses		61,947 [4100]
16.	Total expenses		124,641

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-9,071 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-9,071 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,108 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 48519 [4335A]	ADVANTAGE TRADING GROUP, INC. [4335A2]	All [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 40,822 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 40,822 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities — 40,822 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — 0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions — 40,822 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — 834 [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-834 [3740]
10. Net Capital			39,988 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	174 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	25,000 [3760]
14. Excess net capital (line 10 less 13)	14,988 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	39,726 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			2,618 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			2,618 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 7 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

O

McKNIGHT WOOD & GUY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

February 17, 2004

To the Officers and Directors of:
Family Income Planning, Inc.
P O Box 2299
Southern Pines, NC 28388-2299

We have examined the answers to the Focus Report (X-17-5) of Family Income Planning, Inc. as of December 31, 2003. Our examination was made in accordance with the generally accepted auditing standards, and, accordingly, included a review of the systems of internal control and the procedures for safeguarding securities and such tests of the accounting records as we considered necessary in the circumstances, including the audit procedures prescribed by the Security and Exchange Commission.

There are no material inadequacies in the firm's accounting system, internal accounting control and procedures for the safeguarding of securities.

As a result of our examination, we also append to the aforementioned Focus Report, the following schedules:

Schedule I – Reconciliation of Retained Earnings – Retained earnings was decreased by the Net Loss of $9,071.00 for the year ending 12/31/03 creating a Retained Earnings (Deficit) ending balance of ($7,350.00) as shown on the Focus Reports.

Schedule II – Statement of Cash Flows – This schedule indicates the source and application of funds during 2003. The net result is a net increase in cash from 2002 of $125.00 to $38,033.00 on December 31, 2003.

Schedule III – Reconciliation of Net Capital – This schedule indicates the change in Net Capital under Rule 15c3-1. Net Capital increased by the decrease in non-allowable assets of $6,599.00 and by the increase in haircuts of $244.00. Net Capital also decreased by the loss of $9,071.00 and increased by a capital contribution of $2,000.00. We examined the cancelled check for the capital contribution of $2,000.00.

In our opinion, with noted differences, the accompanying answers to the Focus Report (X-17A Part IIA) present fairly the financial position of Family Income Planning, Inc. on December 31, 2003 in the form required by the Securities and Exchange Commission and in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding period.

Sincerely yours,

Thomas G. McKnight
McKnight Wood & Guy, P.A.

TGM/cb

FAMILY INCOME PLANNING, INC.
AUDIT REPORT - DECEMBER 31, 2003

Schedule I - Reconciliation of Retained Earnings

Retained Earnings per Quarterly Report 12/31/03	$	(7,350.00)
Retained Earnings per Audited Report 12/31/03	$	(7,350.00)

Schedule II - Statement of Cash Flow

Cash at the beginning of the year 01/01/03		37,908.00
Add: Funds provided by Commission Earned		114,826.00
Other Income		744.00
Decrease in Assets		7,804.00
Increase - Capital		2,000.00
Total Source of Funds for 2003	$	163,282.00
Funds Expended - Salaries & Operating Expense		124,641.00
Increase in Liabilities		608.00
Cash at the End of the Year 12/31/03		38,033.00
Total Funds Applied	$	163,282.00

Schedule III - Reconciliation of Net Capital

	$	40,704.00
Net Capital per Audited Report 12/31/02		6,599.00
Decrease in Non-Allowable Assets		(244.00)
Increase in Haircuts		2,000.00
Capital Contribution		(9,071.00)
Net Loss for the Year		
Net Capital per Audited Report 12/31/03	$	39,988.00